ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

Wednesday, November 29, 2006, Vancouver, B.C.

         Symbol“AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: OTC BB

ACREX TO TRADE ON THE OTC BULLETIN BOARD

Acrex Ventures Ltd. (the "Company") has been advised that its shares have been approved for trading in the U.S. on the NASD over-the-counter Bulletin Board.  The Company is advised that the brokerage firm which submitted the application - NevWest Securities Corporation, of Las Vegas, Nevada - will be the initial market-maker.

The Bulletin Board trading symbol for the Company’s shares will be AXVEF.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.